UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

7 December, 2012

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

7 December 2012

New appointment to MTG senior management team

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that Marek Singer has been appointed as Executive Vice President of the Group’s Central European Broadcasting operations with effect from 1 January 2013. Mr. Singer will therefore join MTG’s senior management team and assume responsibility for the Group’s free-TV operations in Estonia, Latvia, Lithuania, the Czech Republic, Bulgaria and Hungary, as well as the Group’s pay-TV and radio operations in the Baltic countries.

Marek Singer has been CEO and a Board member of the TV Prima free-TV operations in the Czech Republic, of which the Group owns 50%, since 2008. The successor as CEO of the Czech operations has been selected and this appointment will be announced in due course. Marek will continue as a Board member of TV Prima.

Anders Nilsson, who has served as Executive Vice President of MTG’s Central European Broadcasting operations since October 2011 and worked at MTG since 1992, has decided to leave the Group on 31 December 2012 to assume a new position with Millicom International Cellular S.A.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “This appointment reflects Marek’s excellent leadership and development of the Prima TV enterprise, which is the second largest national commercial television broadcaster in the Czech Republic and currently operates 3 free-TV channels in the country. The channels achieved a combined target audience share of over 40% in the third quarter and have consistently increased their viewing and advertising market shares on an ongoing basis. We are committed to further expanding the scale and footprint of our operations in the region and Marek will oversee this expansion.”

“I would also like to thank Anders for twenty years of outstanding service to MTG, during which time he has been instrumental in a number of the Group’s key achievements. We wish him all the best for the future.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                      +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 7 December 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date:	7 December, 2012	By:	/s/ Mathias Hermansson
			Name:	Mathias Hermansson
			Title:	Chief Financial Officer